Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2022 and December 31, 2021 and
for the three and nine months ended September 30, 2022 and 2021

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2022	Dec. 31, 2021
Assets
Non-current assets
Investment properties	4	$62,187	$64,613
Equity accounted investments	5	19,059	20,807
Property, plant and equipment	6	5,240	5,623
Goodwill	7	865	832
Intangible assets	8	795	964
Other non-current assets	9	4,758	3,578
Loans and notes receivable		236	152
Total non-current assets		93,140	96,569
Current assets
Loans and notes receivable		278	73
Accounts receivable and other	10	2,120	2,276
Cash and cash equivalents		1,995	2,576
Total current assets		4,393	4,925
Assets held for sale	11	4,139	10,510
Total assets		101,672	$112,004

Liabilities and equity
Non-current liabilities
Debt obligations	12	33,196	$38,579
Capital securities	13	2,892	3,024
Other non-current liabilities	15	1,540	1,499
Deferred tax liabilities		3,047	3,250
Total non-current liabilities		40,675	46,352
Current liabilities
Debt obligations	12	15,537	13,742
Capital securities	13	57	61
Accounts payable and other liabilities	16	3,418	3,762
Total current liabilities		19,012	17,565
Liabilities associated with assets held for sale	11	419	3,082
Total liabilities		60,106	66,999
Equity
Limited partners	17	8,630	8,805
General partner	17	4	4
Preferred equity	17	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	17, 18	15,426	15,736
FV LTIP units of the Operating Partnership	17, 18	46	55
Interests of others in operating subsidiaries and properties	18	16,761	19,706
Total equity		41,566	45,005
Total liabilities and equity		$101,672	$112,004
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2022	2021	2022	2021
Commercial property revenue	19	$1,182	$1,272	$3,622	$3,841
Hospitality revenue	20	407	417	1,120	672
Investment and other revenue	21	167	132	811	418
Total revenue		1,756	1,821	5,553	4,931
Direct commercial property expense	22	471	475	1,393	1,457
Direct hospitality expense	23	282	298	847	605
Investment and other expense		32	31	303	62
Interest expense		707	616	1,930	1,938
General and administrative expense	24	227	235	693	691
Total expenses		1,719	1,655	5,166	4,753
Fair value (losses) gains, net	25	(387)	50	906	1,188
Share of net earnings from equity accounted investments	5	527	284	1,326	743
Income before income taxes		177	500	2,619	2,109
Income tax expense	14	173	100	403	292
Net income		$4	$400	$2,216	$1,817

Net income (loss) attributable to:
Limited partners		$(14)	$30	$381	$304
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(24)	40	681	324
Limited partnership units of Brookfield Office Properties Exchange LP		—	—	—	2
FV LTIP units of the Operating Partnership		—	—	2	1
Class A shares of Brookfield Property Retail Holding LLC		—	1	—	25
Interests of others in operating subsidiaries and properties		42	329	1,152	1,161
Total		$4	$400	$2,216	$1,817
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2022	2021	2022	2021
Net income		$4	$400	$2,216	$1,817
Other comprehensive income (loss)	26
Items that may be reclassified to net income:
Foreign currency translation		(323)	(302)	(838)	(277)
Cash flow hedges		(19)	(36)	47	59
Equity accounted investments		55	9	128	36
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive loss ("FVTOCI")		(1)	6	(21)	4
Share of revaluation deficit on equity accounted investments		—	—	—	(1)
Remeasurement of defined benefit obligations		—	—	1	—
Revaluation deficit		(8)	(6)	(8)	(105)
Total other comprehensive (loss) income		(296)	(329)	(691)	(284)
Total comprehensive (loss) income		$(292)	$71	$1,525	$1,533

Comprehensive income attributable to:
Limited partners
Net (loss) income		$(14)	$30	$381	$304
Other comprehensive (loss) income		(116)	(111)	(211)	(42)
		(130)	(81)	170	262
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net (loss) income		(24)	40	681	324
Other comprehensive (loss) income		(206)	(142)	(376)	(71)
		(230)	(102)	305	253
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		—	—	—	2
Other comprehensive income		—	—	—	—
		—	—	—	2
FV LTIP units of the Operating Partnership
Net income		—	—	2	1
Other comprehensive (loss)		—	—	(1)	—
		—	—	1	1
Class A shares of Brookfield Property Retail Holding LLC
Net income		—	1	—	25
Other comprehensive (loss) income		—	(5)	—	1
		—	(4)	—	26
Interests of others in operating subsidiaries and properties
Net income		42	329	1,152	1,161
Other comprehensive income (loss)		26	(71)	(103)	(172)
		68	258	1,049	989
Total comprehensive income		$(292)	$71	$1,525	$1,533
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive loss	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	FV LTIP units of the Operating Partnership	Class A shares of Brookfield Property Retail Holding LLC	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$—	$55	$—	$19,706	$45,005
Net income	—	381	—	—	381	—	—	—	—	—	—	681	—	2	—	1,152	2,216
Other comprehensive loss	—	—	—	(211)	(211)	—	—	—	—	—	—	(376)	—	(1)	—	(103)	(691)
Total comprehensive income (loss)	—	381	—	(211)	170	—	—	—	—	—	—	305	—	1	—	1,049	1,525
Distributions	—	(314)	—	—	(314)	—	—	—	—	—	—	(561)	—	(2)	—	(3,023)	(3,900)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	—	—	(33)
Issuance / repurchase of interests in operating subsidiaries	—	(29)	4	—	(25)	—	—	—	—	—	—	(44)	—	9	—	(971)	(1,031)
Change in relative interests of non-controlling interests	—	—	6	—	6	—	—	—	—	—	—	11	—	(17)	—	—	—
Balance as at Sep. 30, 2022	$5,861	$483	$2,608	$(322)	$8,630	$4	$2	$(1)	$(1)	$4	$699	$15,426	$—	$46	$—	$16,761	$41,566

Balance as at Dec. 31, 2020	$8,562	$486	$3,010	$(349)	$11,709	$4	$2	$(1)	$(1)	$4	$699	$12,249	$73	$52	$1,050	$15,687	$41,523
Net income	—	304	—	—	304	—	—	—	—	—	—	324	2	1	25	1,161	1,817
Other comprehensive income (loss)	—	—	—	(42)	(42)	—	—	—	—	—	—	(71)	—	—	1	(172)	(284)
Total comprehensive income	—	304	—	(42)	262	—	—	—	—	—	—	253	2	1	26	989	1,533
Distributions	—	(259)	—	—	(259)	—	—	—	—	—	—	(334)	(1)	(1)	(13)	(2,611)	(3,219)
Preferred distributions	—	(16)	—	—	(16)	—	—	—	—	—	—	(17)	—	—	(1)	—	(34)
Issuance / repurchase of interest in operating subsidiaries	2	14	—	—	16	—	—	—	—	—	—	1,019	—	—	24	2,328	3,387
Privatization	(2,872)	(199)	(483)	100	(3,454)	—	—	—	—	—	—	1,502	(71)	3	(811)	2,340	(491)
Exchange of exchangeable units	2	—	1	(1)	2	—	—	—	—	—	—	1	(3)	—	—	—	—
Conversion of Class A shares of Brookfield Property REIT Inc.	167	—	74	—	241	—	—	—	—	—	—	—	—	—	(241)	—	—
Change in relative interest of non-controlling interests	—	—	21	20	41	—	—	—	—	—	—	(5)	—	(2)	(34)	—	—
Balance as at Sep. 30, 2021	$5,861	$330	$2,623	$(272)	$8,542	$4	$2	$(1)	$(1)	$4	$699	$14,668	$—	$53	$—	$18,733	$42,699
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2022	2021
Operating activities
Net income		$2,216	$1,817
Share of equity accounted earnings, net of distributions		(1,091)	(604)
Fair value (gains), net	25	(906)	(1,188)
Deferred income tax expense	14	269	188
Depreciation and amortization	22,23	218	223
Working capital and other		(565)	88
		141	524
Financing activities
Debt obligations, issuance		7,756	13,299
Debt obligations, repayments		(8,228)	(12,932)
Capital securities issued		57	482
Capital securities redeemed		—	(248)
Non-controlling interests, issued		495	4,921
Non-controlling interests, purchased		(695)	(263)
Repayment of lease liabilities		(18)	(17)
Issuances to redeemable/exchangeable and special limited partnership unitholders		—	1,252
Exchange LP Units, repurchased		—	(18)
FV LTIP units, repurchased		(2)	(2,660)
Class A shares of Brookfield Property Retail Holding LLC, repurchased		—	(370)
Distributions to non-controlling interests in operating subsidiaries		(2,973)	(2,548)
Preferred distributions		(33)	(34)
Distributions to limited partnership unitholders		(314)	(259)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(561)	(334)
Distributions to holders of Brookfield Office Properties Exchange LP units		—	(1)
Distributions to holders of FV LTIP units of the Operating Partnership		(2)	(1)
Distributions to holders of Class A shares of Brookfield Property Retail Holding LLC		—	(13)
		(4,518)	256
Investing activities
Acquisitions
Investment properties		(1,097)	(1,712)
Property, plant and equipment		(153)	(97)
Equity accounted investments		(59)	(645)
Financial assets and other		(576)	(934)
Cash acquired in business combinations		26	35
Dispositions
Investment properties		1,463	1,208
Property, plant and equipment		58	—
Equity accounted investments		920	521
Financial assets and other		1,221	739
Disposition of subsidiaries		1,937	—
Cash impact of deconsolidation and reclassification to assets held for sale		(23)	—
Restricted cash and deposits		5	(210)
		3,722	(1,095)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(655)	(315)
Net change in cash classified within assets held for sale		158	—
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(84)	(20)
Balance, beginning of period		2,576	2,473
Balance, end of period		$1,995	$2,138

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$93	$128
Interest (excluding dividends on capital securities)		$1,727	$1,700
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management,” “BAM,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) were delisted from the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) on July 26, 2021. See Note 3, Privatization of the Partnership for further information. The partnership’s 6.5% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.75% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM” respectively. The New LP 6.75% Preferred Units, Series 1 are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022 were approved and authorized for issue by the Board of Directors of the partnership on November 4, 2022.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2021. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2021.

During the fourth quarter of 2021, as a result of a change in accounting policy, the partnership reclassified depreciation and amortization expense, which was previously presented as a separate line item, to direct commercial property expense and direct hospitality expense. Prior period amounts were also adjusted to reflect this change, which resulted in an increase of $8 million and $30 million to direct commercial property expense and $79 million and $193 million to direct hospitality expense for the three and nine months ended September 30, 2021, respectively, with equal and offsetting decreases to depreciation and amortization expense. This reclassification had no impact on revenues or net income.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Critical judgements and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2021 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2022, except that the Partnership has reevaluated its judgement on the determination of the manner of recovery of its Core Office segment as discussed in Note 14, Income Taxes.

The coronavirus pandemic (“COVID-19”) has adversely impacted general economic, political and market factors in the countries in which the partnership does business, including the recent global economic shutdown. In 2021 and 2022, the global economy has, with certain setbacks, begun reopening. The partnership has seen recovery across the various geographies in which the partnership owns and operates its investment properties, and property, plant and equipment. There remains a residual risk arising from any emerging or future variants of COVID-19 and any resulting responses from global government authorities. As a result of this residual risk, there remains some uncertainty in the near-term surrounding leasing trends, market rates, and the ability to exit investments in the partnership’s expected timeframe, which the partnership will continue to monitor and mitigate in the determination of the fair value of investment properties as of September 30, 2022.

Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership’s property, plant and equipment and intangible assets for potential impairment as a result of COVID-19. Consideration is given to a combination of factors, including but not limited to forecasts of revenues and expenses, valuations of assets, and projections of market trends and economic environments.

d)Future accounting policies
The partnership is currently assessing the impact of the finalization of the IFRS interpretations committee’s tentative agenda decision in October 2022 regarding lessor forgiveness of lease payments.

NOTE 3. PRIVATIZATION OF THE PARTNERSHIP
During the first quarter of 2021, Brookfield Asset Management announced a proposal to acquire all LP Units and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) that it did not previously own (“Privatization”) for $18.17 cash per unit, BAM class A limited voting shares (“BAM shares”), or BPY preferred units with a liquidation preference of $25.00 per unit (“New LP Preferred Units”, see Note 13, Capital Securities for further information ), subject to pro-ration. On July 16, 2021, the Privatization was approved by the unitholders. On July 26, 2021, BAM completed the Privatization and the acquisition of all Brookfield Property Retail Holding LLC (“BPYU”) Class A stock, par value $.01 per share (“BPYU Units”) that it did not previously own. The LP Units were delisted from the TSX and Nasdaq at market close on July 26, 2021. The BPYU Units were delisted from Nasdaq at market close on the same date. The New LP Preferred Units issued in the privatization began trading on the TSX under the symbol “BPYP.PR.A” and Nasdaq under the symbol “BPYPM” on July 27, 2021.

Based on unitholder elections, together with the amounts to be delivered to holders of BPYU Units, an aggregate of 51,971,192 units elected for cash, 271,358,615 units elected for BAM shares and 17,970,971 units elected for New LP Preferred Units. As holders elected to receive more BAM shares than were available under the transaction, unitholders that elected to receive BAM shares received 54.5316% of the aggregate BAM shares they elected to receive and the balance was delivered 93.05% in cash and 6.95% in New LP Preferred Units. Unitholders who made an election to receive 100% of their consideration in cash received $18.17 in cash and Unitholders who made an election to receive 100% of their consideration in New LP Preferred Units received 0.7268 New LP Preferred Units.

Cash consideration of approximately $3.0 billion was paid by the partnership, whilst BAM distributed 59,279,263 BAM Class A shares and 19,287,783 New LP Preferred Units to holders of LP Units, BPYU Units and Exchange LP Units. The cash consideration was funded to the partnership by BAM in exchange for approximately $2.5 billion of non-voting common equity of a BPY subsidiary which is accounted for as non-controlling interests by BPY (“Canholdco Class B Common Shares”) with the remainder for New LP Preferred Units. The New LP Preferred Units were recognized at a fair value of approximately $474 million upon issuance and classified as a financial liability under the amortized cost basis on the balance sheet. See Note 13, Capital Securities for further information on New LP Preferred Units.

The impacts of the Privatization are disclosed separately in the Consolidated Statement of Changes in Equity for the year end December 31, 2021. The Privatization was accounted for by the partnership as a redemption of LP Units, Exchange LP Units and BPYU Units for cash and redeemable/exchangeable partnership units of the operating partnership (“Redeemable/Exchangeable Partnership Units” or “REUs”). The difference between the carrying value of the redeemed LP Units, Exchange LP Units, and BPYU Units and the fair value of the consideration paid for was recognized in Ownership Changes and was attributed pro-rata to the remaining LP Units and the REUs. After the Privatization, all of the outstanding LP Units are owned by BAM. No Exchange LP Units or BPYU Units are held by public holders following the Privatization. In connection with the Privatization, approximately $250 million of preferred equity of BPYU was fully redeemed for cash. See Note 28, Unit-Based Compensation in the 2021 annual report for information on the impact to unit-based compensation resulting from the Privatization.

Subsequent to the Privatization, there are no longer publicly traded LP Units. As such, earnings per unit is no longer presented.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2022 and the year ended December 31, 2021:

	Nine months ended Sep. 30, 2022			Year ended December 31, 2021
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$62,313	$2,300	$64,613	$70,294	$2,316	$72,610
Changes resulting from:
Property acquisitions	740	—	740	491	80	571
Capital expenditures	633	350	983	796	758	1,554
Property dispositions(1)	(109)	(1)	(110)	(1,299)	(351)	(1,650)
Fair value gains (losses), net	496	25	521	1,791	171	1,962
Foreign currency translation	(2,316)	(184)	(2,500)	(558)	(37)	(595)
Transfer between commercial properties and commercial developments	127	(127)	—	635	(635)	—
Impact of deconsolidation due to loss of control (2)	(575)	—	(575)	—	—	—
Reclassifications to assets held for sale and other changes	(990)	(495)	(1,485)	(9,837)	(2)	(9,839)
Balance, end of period(3)	$60,319	$1,868	$62,187	$62,313	$2,300	$64,613
(1)Property dispositions represent the fair value on date of sale.
(2)The partnership deconsolidated its investment in Brookfield Premier Real Estate Partners Australia (“BPREP-A”) as a result of the dilution of its interest. Prior to the transaction, the partnership's interest was consolidated and is now reflected as a financial asset.
(3)Includes right-of-use commercial properties and commercial developments of $616 million and $19 million, respectively, as of September 30, 2022 (December 31, 2021 - $557 million and $24 million). Current lease liabilities of $117 million (December 31, 2021 - $118 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $519 million (December 31, 2021 - $558 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. Except for the impacts caused by COVID-19 and the resulting measurement uncertainty discussed in Note 2(c), Summary of Significant Accounting Policies - Critical judgements and estimates in applying accounting policies, there are currently no other known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in this report. In response to the measurement uncertainty caused by COVID-19, the partnership has adjusted cash flow assumptions for its estimate of the near-term disruption to cash flows to reflect collections, vacancy and assumptions with respect to new leasing activity. In addition, the partnership has assessed the appropriateness of the discount and terminal capitalization rates giving consideration to changes to property level cash flows and any risk premium inherent in such cash flow changes as well as the cost of capital and credit spreads. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Sep. 30, 2022			Dec. 31, 2021
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office	Discounted cash flow	6.4%	5.4%	11	6.5%	5.3%	11
Core Retail	Discounted cash flow	7.0%	5.3%	10	7.0%	5.3%	10
LP Investments(1)	Discounted cash flow	9.0%	6.6%	8	9.4%	7.0%	8
(1) The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. At September 30, 2022, the overall implied capitalization rate used for properties using the direct capitalization method was 4.0% (December 31, 2021 - 4.3%).

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i), Summary of Significant Accounting Policies: Fair value measurement, in the consolidated financial statements as of December 31, 2021:

	Sep. 30, 2022				Dec. 31, 2021
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office	$—	$—	$22,656	$1,220	$—	$—	$24,643	$1,022
Core Retail	—	—	19,852	98	—	—	18,991	—
LP Investments	—	—	17,811	550	—	—	18,679	1,278
Total	$—	$—	$60,319	$1,868	$—	$—	$62,313	$2,300

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties as of September 30, 2022, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Sep. 30, 2022
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Core Office	$530	$789	$1,297
Core Retail	403	664	1,040
LP Investments(1)	545	363	901
Total	$1,478	$1,816	$3,238
(1)     The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable. The impact of the sensitivity analysis on the discount rate includes properties valued using the DCF method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties, hotels, and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Sep. 30, 2022	Dec. 31, 2021	Sep. 30, 2022	Dec. 31, 2021
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,298	$3,529
Manhattan West, New York	Property holding company	United States	56%	56%	2,365	2,396
BPYU JV Pool A	Property holding company	United States	50%	50%	1,866	1,810
Ala Moana Center, Hawaii	Property holding company	United States	50%	50%	1,749	1,939
BPYU JV Pool B	Property holding company	United States	51%	51%	1,202	1,140
Fashion Show, Las Vegas	Property holding company	United States	50%	50%	885	856
Grace Building, New York	Property holding company	United States	50%	50%	709	702
BPYU JV Pool C	Property holding company	United States	50%	50%	688	679
BPYU JV Pool D	Property holding company	United States	48%	48%	635	612
The Grand Canal Shoppes, Las Vegas	Property holding company	United States	50%	50%	465	455
One Liberty Plaza, New York	Property holding company	United States	51%	51%	426	402
The Mall in Columbia, Maryland	Property holding company	United States	50%	50%	331	315
ICD Brookfield Place Dubai	Property holding company	UAE	50%	50%	298	250
Shops at La Cantera, Texas	Property holding company	United States	50%	50%	276	270
Baybrook Mall, Texas	Property holding company	United States	51%	51%	263	254
Potsdamer Platz, Berlin	Property holding company	Germany	25%	25%	248	261
BPYU JV Pool F	Property holding company	United States	51%	51%	232	223
Miami Design District, Florida	Property holding company	United States	22%	22%	223	212
Brookfield Brazil Retail Fundo de Investimento em Participaçõe (“Brazil Retail”)	Holding company	Brazil	43%	43%	216	228
Southern Cross East, Melbourne	Property holding company	Australia	25%	50%	216	472
Brookfield D.C. Office Partners LLC (“D.C. Venture”), Washington, D.C.	Property holding company	United States	51%	51%	183	225
Brookfield Place Sydney(2)	Property holding company	Australia	—%	25%	—	376
680 George Street, Sydney(2)	Property holding company	Australia	—%	50%	—	389
BPYU JV Pool G(3)	Property holding company	United States	—%	68%	—	263
Other(4)	Various	Various	15% - 55%	15% - 55%	2,198	2,221
					18,972	20,479
Associates
Various	Various	Various	16% - 31%	13% - 31%	87	328
					87	328
Total					$19,059	$20,807
(1)Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc in London.
(2)These BPREP-A assets were previously accounted for under the equity method were deconsolidated during the current year are now accounted for as financial assets.
(3)The partnership acquired its joint venture partner’s incremental interest in these properties in the current year. These properties were previously accounted for under the equity method and are now consolidated.
(4)Other joint ventures consists of 36 joint ventures.

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2022 and December 31, 2021:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Equity accounted investments, beginning of period	$20,807	$19,719
Additions	63	698
Disposals and return of capital distributions	(916)	(459)
Share of net earnings (losses) from equity accounted investments	1,326	1,020
Distributions received	(235)	(172)
Foreign currency translation	(903)	(145)
Reclassification (to) from assets held for sale	(239)	(210)
Impact of deconsolidation(1)	(706)	—
Other comprehensive income and other	(138)	356
Equity accounted investments, end of period	$19,059	$20,807
(1)The current year includes the impact of deconsolidation of BPREP-A assets that were accounted for under the equity method which are now accounted for as financial assets.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2022			Dec. 31, 2021
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office	Discounted cash flow	6.1%	4.7%	11	6.0%	4.7%	11
Core Retail	Discounted cash flow	6.3%	4.8%	10	6.3%	4.9%	10
LP Investments(1)	Discounted cash flow	6.3%	5.3%	8	6.9%	5.6%	10
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates used as the discount rate relate to the overall implied capitalization rate. At September 30, 2022, the overall implied capitalization used for multifamily properties was 4.1% (December 31, 2021 - 4.2%).

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Non-current assets	$72,219	$78,149
Current assets	3,371	4,489
Total assets	75,590	82,638
Non-current liabilities	30,419	34,821
Current liabilities	5,523	3,914
Total liabilities	35,942	38,735
Net assets	39,648	43,903
Partnership’s share of net assets	$19,059	$20,807

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Revenue	$1,203	$1,206	$3,612	$3,316
Expenses	900	930	2,575	2,605
Income from equity accounted investments(1)	22	19	55	58
Income before fair value gains, net	325	295	1,092	769
Fair value gains, net	675	324	1,565	754
Net income	1,000	619	2,657	1,523
Partnership’s share of net earnings	$527	$284	$1,326	$743
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets including Center Parcs in the United Kingdom and Ireland and Hospitality Investors Trust in the United States.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	2 to 50+
Land improvements	15
Furniture, fixtures and equipment	3 to 10

On June 30, 2021, the partnership obtained control over Hospitality Investors Trust, which owns a portfolio of select-service hotels, after converting its preferred equity interest and becoming the 100% common equity holder for consideration of $464 million. The partnership’s investment in the subsidiary was accounted for as a financial asset prior to this date. This transaction was accounted for as a business combination. The purchase price allocation was finalized in 2021.

The following table presents the change to the components of the partnership’s hospitality assets for the nine months ended September 30, 2022 and for the year ended December 31, 2021:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Cost:
Balance at the beginning of period	$5,723	$5,575
Additions	153	1,885
Disposals	(29)	(323)
Foreign currency translation	(621)	(83)
Impact of deconsolidation due to loss of control and other(1)	254	(1,331)
	5,480	5,723
Accumulated fair value changes:
Balance at the beginning of period	763	488
Revaluation (losses) gains, net	—	930
Impact of deconsolidation due to loss of control and other(1)	21	(593)
Disposals	(1)	(65)
Provision for impairment	—	7
Foreign currency translation	(94)	(4)
	689	763
Accumulated depreciation:
Balance at the beginning of period	(863)	(828)
Depreciation	(212)	(294)
Disposals	34	84
Foreign currency translation	132	13
Impact of deconsolidation due to loss of control and other(1)	(20)	162
	(929)	(863)
Total property, plant and equipment(2)	$5,240	$5,623
(1)The prior year reflects the reclassification of a hospitality portfolio to assets held for sale.
(2)Includes right-of-use assets of $227 million (December 31, 2021 - $204 million).

NOTE 7. GOODWILL
Goodwill of $865 million at September 30, 2022 (December 31, 2021 - $832 million) is primarily attributable to Center Parcs of $673 million (December 31, 2021 - $815 million) and IFC Seoul of $182 million (December 31, 2021 - nil). IFC Seoul was classified as held for sale at December 31, 2021. The partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. The partnership did not identify any impairment indicators as of September 30, 2022 and for the year ended December 31, 2021.

NOTE 8. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs.

The trademark assets of Center Parcs had a carrying amount of $795 million as of September 30, 2022 (December 31, 2021 - $964 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The business model of Center Parcs is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense. The partnership did not identify any impairment indicators as of September 30, 2022 and for the year ended December 31, 2021.

The following table presents the components of the partnership’s intangible assets as of September 30, 2022 and December 31, 2021:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Cost	$832	$1,012
Accumulated amortization	(37)	(48)
Total intangible assets	$795	$964

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2022 and the year ended December 31, 2021:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Balance, beginning of period	$964	$982
Acquisitions	4	6
Amortization	(6)	(14)
Foreign currency translation	(167)	(10)
Balance, end of period	$795	$964

NOTE 9. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Securities - FVTPL	$2,244	$2,200
Derivative assets	315	111
Securities - FVTOCI	69	108
Restricted cash	532	356
Inventory	1,035	652
Accounts receivables - non-current	415	2
Other	148	149
Total other non-current assets	$4,758	$3,578

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in the Brookfield Strategic Real Estate Partners III (“BSREP III”) fund, with a carrying value of the financial asset at September 30, 2022 of $1,165 million (December 31, 2021 - $1,154 million).

NOTE 10. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Derivative assets	$373	$33
Accounts receivable(1) - net of expected credit loss of $91 million (December 31, 2021 - $112 million)	551	852
Restricted cash	437	331
Prepaid expenses	302	367
Inventory	231	574
Other current assets	226	119
Total accounts receivable and other	$2,120	$2,276
(1)See Note 29, Related Parties, for further discussion.

With respect to accounts receivable, the partnership did not record a loss allowance in commercial property operating expenses for the nine months ended September 30, 2022 (2021 - $33 million). In 2020 and 2021, as a result of the pandemic, the partnership granted rent concessions in the deferral or abatement of lease payments. Such rent concession requests are evaluated on a case-by-case basis. Where tenants are expected to be able to meet their lease obligations after concessions have been granted, the allowance for expected credit losses includes only a portion of expected abatements that is deemed attributable to the current period, considering the weighted average remaining lease terms. Not all requests for rent relief will be granted as the partnership does not intend to forgo its legally enforceable contractual rights that exist under its lease agreements.

NOTE 11. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2022 and December 31, 2021:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Investment properties	$3,797	$8,037
Equity accounted investments	238	—
Property, plant and equipment	26	1,749
Accounts receivable and other assets	78	724
Assets held for sale	4,139	10,510
Debt obligations	241	3,006
Accounts payable and other liabilities	178	76
Liabilities associated with assets held for sale	$419	$3,082

The following table presents the change to the components of the assets held for sale for the nine months ended September 30, 2022 and the year ended December 31, 2021:

(US$ Millions)	Nine months ended Sep. 30, 2022	Twelve months ended Dec. 31, 2022
Balance, beginning of period	$10,510	$588
Reclassification to assets held for sale, net	1,084	12,561
Disposals	(7,171)	(2,610)
Fair value adjustments	207	—
Foreign currency translation	(568)	(57)
Other	77	28
Balance, end of period	$4,139	$10,510

At December 31, 2021, assets held for sale included a triple net lease portfolio in the U.S, a hospitality portfolio in the U.S., a mixed-use asset in South Korea, ten malls in the U.S., an office asset in the U.S., an office asset in Brazil, a multifamily asset in the U.S. and a hotel in the U.S.

In the first quarter of 2022, the partnership sold three malls in the U.S, a triple-net lease portfolio in the U.S., a multifamily asset in the U.S, a hospitality asset in the U.S. and a hospitality portfolio in the U.S. for net proceeds of approximately $1,481 million.

In the second quarter of 2022, the partnership sold eleven multifamily assets in the U.S., an office asset in the U.K., and one mall in the U.S. for net proceeds of approximately $365 million.

In the third quarter of 2022, the partnership sold five hospitality assets in the U.S., two office assets in the U.S., two malls in the U.S., and a multifamily asset in the U.S. for net proceeds of approximately $161 million and reclassified a mixed-use asset in Seoul out of assets held for sale and into commercial properties.

At September 30, 2022, assets held for sale included six malls in the U.S., three multifamily assets in the U.S., two office assets in the U.S., one hospitality assets in the U.S, and a portfolio of student housing assets in the U.K. as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

NOTE 12. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2022		Dec. 31, 2021
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	4.69%	2,366	2.00%	2,257
Brookfield Property Partners’ corporate bonds	4.12%	1,810	4.11%	1,982
Brookfield Property Retail Holding LLC term debt	5.63%	1,518	2.61%	1,869
Brookfield Property Retail Holding LLC senior secured notes	5.20%	1,695	5.20%	1,695
Brookfield Property Retail Holding LLC corporate facility	5.91%	310	3.10%	70
Brookfield Property Retail Holding LLC junior subordinated notes	4.23%	192	1.58%	206
Subsidiary borrowings	6.33%	372	3.29%	537

Secured debt obligations:
Funds subscription credit facilities(1)	4.75%	154	2.44%	371
Fixed rate	4.48%	19,272	4.31%	26,248
Variable rate	5.78%	21,499	3.29%	20,341
Deferred financing costs		(214)		(249)
Total debt obligations		$48,974		$55,327

Current		15,537		13,742
Non-current		33,196		38,579
Debt associated with assets held for sale		241		3,006
Total debt obligations		$48,974		$55,327
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2022-2023; however, approximately 1.2% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment. The partnership is currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Sep. 30, 2022			Dec. 31, 2021
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$33,595		$33,595	$37,559		$37,559
British Pounds	6,272		£5,615	7,030		£5,196
Canadian Dollars	3,950	C$	5,462	4,419	C$	5,585
South Korean Won	1,592	₩	2,280,000	1,918	₩	2,280,000
Australian Dollars	1,240	A$	1,938	2,014	A$	2,773
Indian Rupee	1,793	Rs	145,895	1,801	Rs	134,378
Brazilian Reais	522	R$	2,825	476	R$	2,655
Chinese Yuan	136	C¥	972	69	C¥	437
Euros	88		€90	290		€255
Deferred financing costs	(214)			(249)
Total debt obligations	$48,974			$55,327

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2021	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Impact of deconsolidation due to loss of control	Sep. 30, 2022
Debt obligations	$55,327	(472)	350	(3,408)	65	(2,382)	(506)	$48,974

NOTE 13. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of September 30, 2022 and December 31, 2021:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2022	Dec. 31, 2021
Operating Partnership Class A Preferred Equity Units:
Series 2	24,000,000	6.50%	$572	$565
Series 3	24,000,000	6.75%	552	546
New LP Preferred Units(1)	19,273,654	6.75%	474	474
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	842,534	5.25%	21	21
Series 2	556,746	5.75%	10	11
Series 3	777,892	5.00%	14	15
Series 4	582,894	5.20%	11	12
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	142	142
Brookfield India Real Estate Trust (“India REIT”)	155,003,656	n/a(3)	448	440
Capital Securities – Fund Subsidiaries			705	859
Total capital securities			$2,949	$3,085

Current			57	61
Non-current			2,892	3,024
Total capital securities			$2,949	$3,085
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned indirectly by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.
(3)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

Capital securities includes $474 million (December 31, 2021 - $474 million) of preferred equity interests issued in connection with the Privatization which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On November 1, 2022, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Capital securities also includes $142 million at September 30, 2022 (December 31, 2021 - $142 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $448 million at September 30, 2022 (December 31, 2021 - $440 million) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact that India REIT has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital Securities – Fund Subsidiaries includes $665 million at September 30, 2022 (December 31, 2021 - $810 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $40 million at September 30, 2022 (December 31, 2021 - $49 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Venture which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Venture for cash equivalent to the fair value of the interests.

At September 30, 2022, capital securities includes $35 million (December 31, 2021 - $38 million) repayable in Canadian Dollars of C$48 million (December 31, 2021 - C$49 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes in capital securities
(US$ Millions)	Dec. 31, 2021	Capital securities issued	Fair value changes	Foreign currency translation	Other	Sep. 30, 2022
Capital securities	$3,085	$57	$(166)	$(36)	$9	$2,949

NOTE 14. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Current income tax	$58	$60	$134	$104
Deferred income tax	115	40	269	188
Income tax expense	$173	$100	$403	$292

The partnership’s income tax expense increased for the three months ended September 30, 2022 as compared to the same period in the prior year is primarily due to a decrease in pre-tax income and a change in the manner of recovery for investment properties within its Core Office segment resulting in a change in the tax rates applicable to certain subsidiaries. These decreases were partially offset by an increase in previously unrecognized deferred tax assets. The partnership’s income tax expense increased for the nine months ended September 30, 2022 compared to the prior year primarily due to an increase in pre-tax income, a reduction in the benefit recognized for previously unrecognized deferred tax assets, and non-recurring tax benefits from Brookfield Opportunity Zone fund investments that occurred in the prior year. These increases were partially offset by a change in the manner of recovery investment properties within its Core Office segment resulting in a change in the tax rates applicable to certain subsidiaries.

NOTE 15. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Accounts payable and accrued liabilities	$722	$499
Lease liabilities(1)	634	690
Derivative liabilities	155	277
Deferred revenue	15	16
Provisions	10	16
Loans and notes payables	4	1
Total other non-current liabilities	$1,540	$1,499
(1)For the three and nine months ended September 30, 2022, interest expense relating to total lease liabilities (see Note 16, Accounts Payable And Other Liabilities for the current portion) was $15 million and $44 million (2021 - $14 million and $44 million), respectively.

NOTE 16. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Accounts payable and accrued liabilities	$2,472	$2,021
Loans and notes payable(1)	139	899
Deferred revenue	412	445
Derivative liabilities	205	221
Lease liabilities(2)	160	160
Other liabilities	30	16
Total accounts payable and other liabilities	$3,418	$3,762
(1) See Note 29, Related Parties, for further discussion
(2)See Note 15, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 17. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, REUs, special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

As part of the Privatization, the partnership fully redeemed public holders of two classes of partnership units: Exchange LP Units and BPYU Units. Refer to Note 3, Privatization of the Partnership for discussion of the impacts of the Privatization to the partnership’s equity structure.

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Sep. 30, 2022	Dec. 31, 2021	Sep. 30, 2022	Dec. 31, 2021
Outstanding, beginning of period	139	139	298,987	435,980
Exchange LP Units exchanged	—	—	—	128
BPYU Units exchanged	—	—	—	8,922
Distribution Reinvestment Program	—	—	—	123
Issued under unit-based compensation plan	—	—	—	112
Privatization	—	—	—	(146,278)
Outstanding, end of period	139	139	298,987	298,987

b)Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 529,473,303 Redeemable/Exchangeable Partnership Units outstanding at September 30, 2022 and December 31, 2021.

Special limited partnership units
Brookfield Property Special L.P. is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at September 30, 2022 and December 31, 2021.

c)FV LTIP Units
The operating partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 1,578,084 and 1,818,717 FV LTIP Units outstanding at September 30, 2022 and December 31, 2021, respectively.

d)    Class A stock of Brookfield Property Retail Holding LLC
In connection with the Privatization discussed in Note 3, Privatization of the Partnership, all public outstanding BPYU Units were acquired. The partnership indirectly owns all of the remaining outstanding BPYU Units.

e)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At September 30, 2022, Preferred Equity Units had a total carrying value of $699 million (December 31, 2021 - $699 million).

f)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that were exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2022	2021	2022	2021
Limited Partners	$105	$114	$314	$259
Holders of:
Redeemable/Exchangeable Partnership Units	185	181	556	331
Special LP Units	2	1	5	3
Exchange LP Units	—	—	—	1
FV LTIP Units	1	—	2	1
BPYU Units	—	—	—	13
Total	$293	$296	$877	$608
Per unit(1)	$0.3500	$0.3800	$1.0500	$0.7125
(1)Per unit outstanding on the distribution record date.

NOTE 18. NON-CONTROLLING INTERESTS
Non-controlling interests consisted of the following:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Redeemable/Exchangeable Partnership Units and Special LP Units(1)	$15,426	$15,736
FV LTIP Units(1)	46	55
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management	1,015	1,015
Preferred equity of subsidiaries	2,761	2,750
Non-controlling interests in subsidiaries and properties	12,985	15,941
Total interests of others in operating subsidiaries and properties	16,761	19,706
Total non-controlling interests	$32,233	$35,497
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the Redeemable/Exchangeable Units changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2022	Dec. 31, 2021	Sep. 30, 2022	Dec. 31, 2021
BPO(1)	Canada	—%	—%	$3,741	$5,020
BPY Subsidiary Holding Entities(2)	Bermuda/Canada	—%	—%	3,653	3,871
BPR Retail Holdings LLC(3)	United States	—%	—%	1,348	1,274
BSREP II MH Holdings LLC(4)	United States	74%	74%	1,296	932
BSREP II PBSA Ltd.(4)	Bermuda	75%	75%	1,149	1,190
BSREP II Korea Office Holdings Pte. Ltd.(4)	South Korea	78%	78%	794	936
Center Parcs UK(4)	United Kingdom	73%	73%	599	799
Brookfield Fairfield Multifamily Value Add Fund III LP(4)	United States	70%	70%	379	383
BSREP II Retail Upper Pooling LLC(4)	United States	50%	50%	423	383
BSREP II LA Mart Mezz LLC (DE)(4)	United States	74%	74%	436	352
BSREP II Holdings Pte. Ltd.(4)	India	68%	68%	360	355
Hospitality Investors Trust Inc.(4)	United States	74%	74%	307	376
BSREP Citypoint Investments Ltd.(4)	United Kingdom	69%	69%	261	342
Brookfield India Real Estate Trust(4)	India	82%	82%	229	280
BSREP CARS Sub-Pooling LLC(4)(5)	United States	—%	74%	—	588
BSREP II WS Hotel Holding LLC(4)(5)	United States	—%	74%	—	544
Other	Various	33% - 77%	33% - 77%	1,786	2,081
Total				$16,761	$19,706
(1)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)Includes non-controlling interests in various corporate entities of the partnership
(3)Includes non-controlling interests in BPYU subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.
(5)These subsidiaries were sold in the first quarter of 2022.

NOTE 19. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Base rent	$795	$862	$2,375	$2,580
Straight-line rent	(2)	4	5	29
Lease termination	12	9	24	54
Other lease income(1)	163	156	485	460
Other revenue from tenants(2)	214	241	733	718
Total commercial property revenue	$1,182	$1,272	$3,622	$3,841
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

As a result of pandemic-related closures and restrictions, certain of the partnership’s tenants, primarily in the Core Retail segment, requested rental assistance, in the form of either a deferral or rent reduction. Lease concessions granted in response to the pandemic are accounted for as a lease modification and are recognized prospectively over the remaining lease term when they become legally enforceable. In the current period, the partnership granted abatements of $2 million and $11 million for the three and nine months ended September 30, 2022, respectively (2021 - $12 million and $68 million), primarily related to prior year rents in response to tenants impacted by the pandemic.

NOTE 20. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Room, food and beverage	$351	$363	$964	$581
Gaming and other leisure activities	48	45	130	70
Other hospitality revenue	8	9	26	21
Total hospitality revenue	$407	$417	$1,120	$672

NOTE 21. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Investment income	$44	$39	$472	$113
Fee revenue	74	75	210	194
Dividend income	47	10	80	69
Interest income and other	2	7	49	26
Other	—	1	—	16
Total investment and other revenue	$167	$132	$811	$418

NOTE 22. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Property maintenance	$178	$174	$530	$528
Real estate taxes	140	145	427	454
Employee compensation and benefits	37	41	110	119
Depreciation and amortization	7	8	22	30
Lease expense(1)	3	3	9	9
Other(2)	106	104	295	317
Total direct commercial property expense	$471	$475	$1,393	$1,457
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.
(2)For the three and nine months ended September 30, 2022, the partnership recorded a loss (recovery) allowance in commercial property operating expenses of $2 million and $(2) million (2021 - $8 million and $33 million).

NOTE 23. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Employee compensation and benefits	$59	$57	$170	$103
Cost of food, beverage, and retail goods sold	64	55	179	100
Maintenance and utilities	24	30	77	68
Depreciation and amortization	61	79	196	193
Marketing and advertising	5	5	19	17
Other	69	72	206	124
Total direct hospitality expense	$282	$298	$847	$605

NOTE 24. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Employee compensation and benefits	$90	$87	$271	$262
Management fees	70	58	212	164
Professional fees	21	25	67	77
Facilities and technology	13	11	33	37
Transaction costs	9	14	24	43
Other	24	40	86	108
Total general and administrative expense	$227	$235	$693	$691

NOTE 25. FAIR VALUE GAINS (LOSSES), NET
The components of fair value gains (losses), net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Commercial properties	$(619)	$(142)	$496	$741
Commercial developments	(79)	34	25	163
Incentive fees(1)	(2)	(28)	(38)	(35)
Financial instruments and other(2)	313	186	423	319
Total fair values (losses) gains, net	$(387)	$50	$906	$1,188
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.
(2)For the three and nine months ended September 30, 2022, primarily includes a gain on a student housing portfolio in held for sale and fair value gains on financial instruments.

NOTE 26. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation gains (losses) in respect of foreign operations	$(953)	$(471)	$(2,057)	$(468)
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	—	1	17	26
Gains on hedges of net investments in foreign operations	630	168	1,202	165
	(323)	(302)	(838)	(277)
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2022 of $1 million and $(6) million (2021 – $(3) million and $(11) million)	(19)	(36)	47	59
	(19)	(36)	47	59
Equity accounted investments
Share of unrealized foreign currency translation losses in respect of foreign operations	(1)	—	(3)	(1)
Gains (losses) on derivatives designated as cash flow hedges	56	9	131	37
	55	9	128	36
Items that will not be reclassified to net income:
Unrealized gains on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2022 of $2 million and $(1) million (2021 – $5 million and $(8) million)	(1)	6	(21)	4
Share of revaluation (deficit) on equity accounted investments	—	—	—	(1)
Net remeasurement (losses) on defined benefit obligations	—	—	1	—
Revaluation (deficit), net of income taxes for the three and nine months ended Sep. 30, 2022 of nil and nil (2021 – $(6) million and $(105) million)	(8)	(6)	(8)	(105)
	(9)	—	(28)	(102)
Total other comprehensive (loss)	$(296)	$(329)	$(691)	$(284)

NOTE 27. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions, acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion BSREP I fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of September 30, 2022, there remained approximately $147 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2022, there remained approximately $674 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of September 30, 2022, there remained approximately $158 million of uncontributed capital commitments.

In September 2018, Brookfield Asset Management announced the final close on the $1.0 billion third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of September 30, 2022, there remained approximately $153 million of uncontributed capital commitments.

In January 2019, Brookfield Asset Management announced the final close on the $15.0 billion third BSREP fund to which the partnership had committed $1.0 billion. As of September 30, 2022, there remained approximately $239 million of uncontributed capital commitments.

In October of 2020, Brookfield Asset Management announced the final close on the €619 million ($607 million) Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($98 million). As of September 30, 2022, there remained approximately €nil ($nil) of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 28. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2021. Please refer to Note 32, Financial Instruments in the December 31, 2021 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2022 and December 31, 2021:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2022	Interest rate caps of US$ LIBOR debt	$1,521	2.5% - 4.9%	Nov. 2022 - Oct. 2023	$15
	Interest rate swaps of US$ LIBOR debt	130	1.4%	Dec. 2022	—
	Interest rate caps of US$ SOFR debt	1,141	2.8% - 6.0%	Aug. 2023 - Aug. 2024	14
	Interest rate caps of £ SONIA debt	1,651	1.0% - 2.5%	Jan. 2023 - Mar. 2025	42
	Interest rate caps of € EURIBOR debt	88	1.3%	Apr. 2023	—
	Interest rate caps of C$ LIBOR debt	174	3.0%	Oct. 2022	—
	Interest rate swaps of A$ BBSW/BBSY debt	124	5.3% - 5.8%	Apr. 2024	—
	Interest rate swaps of £ SONIA debt	743	2.7%	Jul. 2024	30
Dec. 31, 2021	Interest rate caps of US$ LIBOR debt	$9,590	2.5% - 5.0%	Jan. 2022 - Jun. 2024	$—
	Interest rate swaps of US$ LIBOR debt	2,130	1.0% -2.6%	Nov. 2022 - Feb. 2024	(50)
	Interest rate caps of £ LIBOR debt	2,301	1.0% - 2.5%	Jan. 2022 - Dec. 2023	—
	Interest rate caps of £ SONIA debt	974	2.0%	Oct. 2022 - Mar. 2025	5
	Interest rate caps of € EURIBOR debt	102	1.3%	Apr. 2022	—
	Interest rate caps of C$ LIBOR debt	240	2.0%	Oct. 2022	—
	Interest rate swaps of A$ BBSW/BBSY debt	422	0.8% - 1.6%	Apr. 2023 - Apr. 2024	—

For the three and nine months ended September 30, 2022, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil and nil (2021 - nil and nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2022 and December 31, 2021:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2022	Net investment hedges		€105	€0.89/$ - €1.00/$	Dec. 2022 - Sep. 2024	$20
	Net investment hedges		£2,353	£0.76/$ - £0.96/$	Dec. 2022 - Jul. 2023	214
	Net investment hedges	A$	—	A$1.45/$ - A$1.56/$	Dec. 2022 - Mar. 2023	12
	Net investment hedges	C¥	4,792	C¥6.59/$ - C¥6.99/$	Jun. 2023 - Sep. 2025	19
	Net investment hedges	C$	—	C$1.26/$ - C$1.37/$	Mar. 2023 - Sep. 2025	7
	Net investment hedges	R$	764	R$5.29/$ - R$7.00/$	Oct. 2022 - Jul. 2024	(68)
	Net investment hedges	₩	820,473	₩1,281.00/$ - ₩1,436.26/$	Dec. 2022 - Jun. 2023	65
	Net investment hedges	Rs	75,141	Rs79.40/$ - Rs89.34/$	Nov. 2022 - Jul. 2024	7
	Net investment hedges		£374	£0.86/€	Jul. 2023	—
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.38/$	Jul. 2023 - Jan. 2027	(73)
Dec. 31, 2021	Net investment hedges		€389	€0.81/$ - €0.88/$	Jul. 2022 - Sep. 2024	$(2)
	Net investment hedges		£4,395	£0.71/$ - £0.76/$	Jun. 2022 - Mar. 2023	(89)
	Net investment hedges	A$	974	A$1.35/$ - A$1.41/$	Mar. 2022 - Mar. 2023	(14)
	Net investment hedges	C¥	1,596	C¥6.68/$ - C¥6.99/$	Jun. 2022 - Jun. 2023	(7)
	Net investment hedges	C$	185	C$1.26/$ - C$1.31/$	Mar. 2023 - Mar. 2024	(2)
	Net investment hedges	R$	2,546	R$5.87/$ - R$6.54/$	Sep. 2022 - Oct. 2022	(5)
	Net investment hedges	₩	720,095	₩1,165.75/$ - ₩1,197.60/$	Jun. 2022 - Jun. 2023	4
	Net investment hedges	Rs	75,690	Rs76.35/$ - Rs87.13/$	Jan. 2022 - Jul. 2024	(27)
	Net investment hedges		£90	£0.91/$	Apr. 2022	9
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.38/$	Jul. 2023 - Jan. 2027	56

For the three and nine months ended September 30, 2022 and 2021, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2022 and December 31, 2021:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2022	Interest rate caps	$7,749	2.0%	Apr. 2022 - Feb. 2024	$16
	Interest rate swaps on forecasted fixed rate debt	335	3.6%	Jun. 2023 - Jun. 2033	(21)
Dec. 31, 2021	Interest rate caps	$5,388	2.0% - 7.9%	Jan. 2022 - Feb. 2027	$—
	Interest rate swaps on forecasted fixed rate debt	1,285	3.2% - 6.4%	Jun. 2022 - Jun. 2033	(253)
	Interest rate swaps of US$ debt	1,696	0.8% - 5.1%	Nov. 2022 - Mar. 2024	(8)

For the three and nine months ended September 30, 2022, the partnership recognized fair value gains, net of nil and nil (2021 - $nil million and $3 million), related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2022		Dec. 31, 2021
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$514	$514	$225	$225
Other non-current assets
Securities - FVTPL	FVTPL	2,244	2,244	2,200	2,200
Derivative assets	FVTPL	315	315	111	111
Accounts receivable	Amortized cost	415	415	2	2
Securities - FVTOCI	FVTOCI	69	69	108	108
Restricted cash	Amortized cost	532	532	356	356
Current assets
Securities - FVTOCI	FVTOCI	38	38	—	—
Derivative assets	FVTPL	373	373	33	33
Accounts receivable(1)	Amortized cost	629	629	1,128	1,128
Restricted cash	Amortized cost	437	437	331	331
Cash and cash equivalents	Amortized cost	1,995	1,995	2,576	2,576
Total financial assets		$7,561	$7,561	$7,070	$7,070
Financial liabilities
Debt obligations(2)	Amortized cost	$48,974	$48,378	$55,327	$55,474
Capital securities	Amortized cost	2,244	2,244	2,226	2,226
Capital securities - fund subsidiaries	FVTPL	705	705	859	859
Other non-current liabilities
Loan payable	Amortized cost	4	4	1	1
Accounts payable	Amortized cost	722	722	499	499
Derivative liabilities	FVTPL	155	155	277	277
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	2,650	2,650	2,097	2,097
Loans and notes payable	Amortized cost	139	139	899	899
Derivative liabilities	FVTPL	205	205	221	221
Total financial liabilities		$55,798	$55,202	$62,406	$62,553
(1)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $78 million and $276 million as of September 30, 2022 and December 31, 2021, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $241 million and $3,006 million as of September 30, 2022 and December 31, 2021, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $178 million and $76 million as of September 30, 2022 and December 31, 2021, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2022				Dec. 31, 2021
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	$11	$353	$1,880	$2,244	$17	$218	$1,965	$2,200
Securities - FVTOCI	38	—	69	107	13	—	95	108
Derivative assets	—	688	—	688	—	144	—	144
Total financial assets	$49	$1,041	$1,949	$3,039	$30	$362	$2,060	$2,452

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$705	$705	$—	$—	$859	$859
Derivative liabilities	—	360	—	360	—	498	—	498
Total financial liabilities	$—	$360	$705	$1,065	$—	$498	$859	$1,357

For the year ended December 31, 2021, the partnership transferred its preferred shares in an operating company from Level 3 to Level 1, as the operating company underwent an initial public offering. The carrying value of the investment at September 30, 2022 is $11 million (December 31, 2021 - $17 million).

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2022 and December 31, 2021:

	Sep. 30, 2022		Dec. 31, 2021
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$2,060	$859	$1,682	$863
Acquisitions	119	—	553	—
Dispositions	(210)	—	(88)	—
Fair value gains (losses), net and OCI	(20)	(165)	366	2
Other	—	11	(453)	(6)
Balance, end of period	$1,949	$705	$2,060	$859

NOTE 29. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (1) the equity attributable to unitholders for our Core Office, Core Retail and the Corporate segments; and (ii) the carrying value Canholdco Class B Common Shares. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments. For the three and nine months ended September 30, 2022, the partnership paid a base management fee of $56 million and $171 million (2021 - $46 million and $134 million), respectively.

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred equity units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. On December 30, 2021, Brookfield Asset Management acquired the seven-year tranche of preferred equity units from the holder and exchanged such units for Redeemable/Exchangeable Partnership Units. The seven-year tranche of preferred equity units were subsequently canceled.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	(338)	(378)
Loans and notes receivable	305	170
Deposit payable to Brookfield Asset Management(1)	—	(680)
Property-specific debt obligations	(1,983)	(250)
Loans and notes payable and other liabilities	(427)	(259)
Preferred shares held by Brookfield Asset Management	(1,015)	(1,015)
Brookfield Asset Management interest in Canholdco	(1,865)	(2,083)
(1)As of September 30, 2022, the on-demand deposit was repaid to Brookfield Asset Management, provided for in the deposit agreement between the partnership and Brookfield Asset Management

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
Transactions with related parties:
Commercial property revenue(1)	$15	$9	$39	$26
Management fee income	30	10	63	23
Interest expense on debt obligations	3	5	11	20
General and administrative expense(2)	78	68	240	197
Construction costs(3)	13	42	49	139
Return of capital distributions on Brookfield Asset Management’s interest in Canholdco	—	328	118	328
Distributions on Brookfield Assets management’s interest in Canholdco	28	—	85	—
Incentive fees	2	13	38	35
(1)Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.
(3)Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

NOTE 30. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM and investors. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2022 and 2021:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2022	2021	2022	2021
Core Office	$545	$549	$43	$153
Core Retail	381	380	107	115
LP Investments	829	892	74	59
Corporate	1	—	(148)	(161)
Total	$1,756	$1,821	$76	$166

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2022	2021	2022	2021
Core Office	$1,653	$1,618	$277	$407
Core Retail	1,140	1,116	463	313
LP Investments	2,757	2,194	219	93
Corporate	3	3	(479)	(416)
Total	$5,553	$4,931	$480	$397

The following summaries presents the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2022 and 2021:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2022
Core Office	$378	$84	$5	$78	$545
Core Retail	278	66	—	37	381
LP Investments	312	64	402	51	829
Corporate	—	—	—	1	1
Total	$968	$214	$407	$167	$1,756

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2021
Core Office	$350	$116	$2	$81	$549
Core Retail	279	65	—	36	380
LP Investments	402	60	415	15	892
Corporate	—	—	—	—	—
Total	$1,031	$241	$417	$132	$1,821

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2022
Core Office	$1,047	$350	$15	$241	$1,653
Core Retail	825	196	—	119	1,140
LP Investments	1,017	187	1,105	448	2,757
Corporate	—	—	—	3	3
Total	$2,889	$733	$1,120	$811	$5,553

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2021
Core Office	$1,084	$341	$5	$188	$1,618
Core Retail	817	197	—	102	1,116
LP Investments	1,222	180	667	125	2,194
Corporate	—	—	—	3	3
Total	$3,123	$718	$672	$418	$4,931

The following summaries presents share of net earnings from equity accounted investments and interest expense from the partnership’s operating segments for the three and nine months ended September 30, 2022 and 2021:

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Three months ended Sep. 30,	2022	2021	2022	2021
Core Office	$361	$137	$(197)	$(142)
Core Retail	122	156	(175)	(164)
LP Investments	44	(9)	(262)	(231)
Corporate	—	—	(73)	(79)
Total	$527	$284	$(707)	$(616)

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Nine months ended Sep. 30,	2022	2021	2022	2021
Core Office	$831	$514	$(515)	$(424)
Core Retail	437	323	(470)	(492)
LP Investments	58	(94)	(733)	(801)
Corporate	—	—	(212)	(221)
Total	$1,326	$743	$(1,930)	$(1,938)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2022 and December 31, 2021:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Sep. 30, 2022	Dec. 31, 2021	Sep. 30, 2022	Dec. 31, 2021	Sep. 30, 2022	Dec. 31, 2021
Core Office	$34,489	$37,661	$17,791	$18,172	$8,562	$9,819
Core Retail	30,922	30,585	13,988	14,316	9,757	9,945
LP Investments	35,755	43,403	21,955	27,516	740	1,043
Corporate	506	355	6,372	6,995	—	—
Total	$101,672	$112,004	$60,106	$66,999	$19,059	$20,807

The following summary presents a reconciliation of FFO to net income for the three and nine months ended September 30, 2022 and 2021:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2022	2021	2022	2021
FFO(1)	$76	$166	$480	$397
Depreciation and amortization of real estate assets	(45)	(57)	(143)	(148)
Fair value gains (loss), net	(387)	50	906	1,188
Share of equity accounted income - non-FFO	401	109	770	290
Income tax expense	(173)	(100)	(403)	(292)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	90	(97)	(546)	(779)
Net (loss) income attributable to unitholders(2)	(38)	71	1,064	656
Non-controlling interests of others in operating subsidiaries and properties	42	329	1,152	1,161
Net income	$4	$400	$2,216	$1,817
(1)FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated statements of income.